UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

Next Thing Technologies Inc.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12260

Delaware	84-2921567
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2180 Vista Way, Unit B #1096
Oceanside, CA	92054
(Address of principal executive offices)	(Zip Code)

(858) 371-3151
Issuer’s telephone number, including area code

Class A Common Stock, par value $0.00001 per share
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “we,” “us,” “our,” or “the Company” mean Next Thing Technologies Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING: OUR STRATEGIC FOCUS AND GROWTH PLANS; OUR CUSTOMER AGREEMENTS AND PARTNERSHIPS; OUR SCIENTIFIC PARTNERSHIPS AND ANY ANTICIPATED COST OR PERFORMANCE BENEFITS; OUR LABORATORY INTEGRATION MILESTONES AND CONTINUED DEVELOPMENT ACTIVITIES; OUR COST MANAGEMENT INITIATIVES; OUR INTELLECTUAL PROPERTY STRATEGY; OUR FUTURE CAPITAL FORMATION ACTIVITIES, INCLUDING THE TIMING AND OUTCOME OF ANY FUTURE OFFERING QUALIFICATIONS AND OUR ABILITY TO RAISE CAPITAL UNDER FUTURE OFFERINGS OR OTHER STRUCTURES; AND OUR ABILITY TO EXECUTE ON OUR DEVELOPMENT AND OPERATIONAL PLANS IN LIGHT OF OUR CAPITAL FORMATION STATUS.THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “MAY,” “COULD,” “ESTIMATE,” “PROJECT,” “PLAN,” “PREDICT,” “PROBABLE,” “POSSIBLE,” “SHOULD,” “CONTINUE,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

DESCRIPTION OF BUSINESS

Overview

Next Thing Technologies is a research, development and technology company creating technology for personal, commercial and government use. Next Thing Technologies is seeking to be a crucial part of the energy solution. Next Thing Technologies’ mission is to build energy-resilient communities through sustainability and power decentralization.

The Problem

Throughout the day and seasons of the year, the demand on the energy grid to provide electricity to homes and businesses fluctuates. Those demands for energy are increasing, putting stress on our ability to provide power. For example, when people are home and it is hot outside, energy consumption goes up as consumers turn on their lights, TVs, air conditioners, and home appliances. This typically happens in most homes at about the same time, making the energy that is used during the peak hours more expensive as more of it is required. Because everyone is using electricity at the same time, the energy grid can be stressed to its breaking point and causes utilities to activate additional, often less efficient and more expensive power sources to meet the increased demand. This power is so inefficient that a growing number of utility providers are offering time-of-use plans to their residential customers to incentivize more electricity usage during off-peak times. Some electric companies even charge their customers a higher rate for peak electricity.

Solution: Next Bolt

Next Thing Technologies is developing an affordable, safe, and supply-stable energy storage solution called Next Bolt designed primarily for residential energy storage, optimizing home and business energy usage and enhancing grid stability; the technology also holds the potential to extend to a variety of applications, from electric vehicles to data centers.

Our team has deepened our expertise in sodium-ion battery chemistry, building up valuable institutional knowledge. We have tested numerous iterations of cell materials and designs, progressing from early challenges to achieving stable and promising results. Previous pack prototypes have proven capable of high-power output. Additionally, strong relationships have been developed with strategic partners who possess connections that can help facilitate the creation and execution of these studies in the future.

Development is ongoing, and our team remains encouraged by the potential of our current technology. In parallel, we've made progress pursuing, through strategic collaborations, the intellectual property needed to advance to the next phase, and we'll continue that work. Prototypes previously underwent testing appropriate to their development stage, with validation through comprehensive system-level operational tests, such as powering lab equipment. Additionally, development work on complementary technology mentioned previously has paused to ensure efficient resource allocation. This technology was integrated and tested alongside the main battery system during evaluation phases originally and will be developed when product lines are close to production. Furthermore, collaborations with external research labs have increased. This expansion has resulted in enhanced development capabilities, primarily through access to partner lab facilities and resources for testing and development. Going forward, we intend, depending upon capital raised in the future, to invest in additional collaborations whether through funding testing and development, licensing intellectual property, shaping industry standards and certification pathways, evaluating strategic deployment sites and potential commercial applications, or pursuing adjacent product opportunities that support customer, financing, and distribution partnerships. While our timeline will adjust based on our fundraising achievements and the pace of our development work, our goal is to reach a compelling feature set enabling ideal market fit. By refining our core cell technology and focusing alongside experienced partners, we have been steadily progressing towards this milestone and once confirmed, we foresee a two-year journey through regulatory approvals and manufacturing for previous technology, our newer technology developments could take longer. Potential risks and challenges remain in areas such as manufacturing scale-up, regulatory compliance, market adoption, competition, fundraising and supply chain. However, we believe that our innovative technology and marketing plans will allow us to navigate these hurdles.

We look forward to accelerating the global adoption of transformative energy solutions. Through technical and commercial breakthroughs, Next Bolt aims to expedite the transition to a cleaner, more resilient energy future.

Growth Strategy

The Company’s growth is currently focused on financing, intellectual property, research, case study procurement, customer, distribution, partnership collaborations and marketing of the brand. The Company has used the initial funds from its Regulation A and Regulation Crowdfunding offerings to market, finance, develop and comprehensively test second generation prototypes and refine its go-to-market product strategy. After R&D reaches a milestone we deem commercial-ready or disruptive, we'll need additional capital to begin production, sales, and the broader commercialization work that follows — including distribution and financing partnerships, strategic deployments, certification and standards efforts, and adjacent product opportunities.

Our primary business activity is the development and commercialization of our Next Bolt energy technology. As described in our prior reporting and our Plan of Operations, our growth strategy contemplates strategic acquisitions of, investments in, partnerships or joint ventures with complementary businesses, assets, or technologies, including arrangements with companies that align with our objectives, manufacturing and licensing opportunities, government incentives and grants, and the development of complementary technology that enhances battery performance and efficiency.

In support of these strategic priorities, and consistent with our strategic focus on data center applications described elsewhere in this report, management evaluates from time to time additional complementary initiatives intended to accelerate or enhance the long-term commercial success of our technology and enhance shareholder value. These initiatives may include activities directed at building the regulatory, code, customer, and deployment readiness of energy storage systems in advance of commercial production, including engagement with industry standards bodies, permitting and code authorities, customer pre-qualification efforts, and pathways for federal research and procurement programs. Consistent with the software opportunity we disclosed in our most recent semiannual report, we are also evaluating software and platform capabilities that could facilitate engagement with our target customer base, including data center customers and customers in regulated markets, and that complement our hardware development. We may also evaluate additional strategic positioning along the broader energy storage value chain, including activities that could support the deployment, financing, or supply-chain readiness of our commercial products.

We have not committed to any specific initiatives within the foregoing frameworks beyond those previously disclosed, and our primary operational focus and resource deployment remain on our core energy storage technology development and commercialization activities. Realization of our strategic initiatives, including those related to our data center focus, is dependent on successful capital formation. Any specific initiatives we elect to pursue would be evaluated against our core mission of building energy-resilient communities through sustainability and power decentralization, and material commitments or developments would be disclosed through our ongoing reporting obligations under Regulation A. While we actively assess such opportunities, there can be no assurance that any specific transaction will be identified, pursued, or completed on favorable terms, or at all.

Marketing

The Company initially intends to sell Next Bolt through direct sales to electric grid operators, electricity storage operators, electricity generators, transmission owners or operators, commercial businesses and consumers. We are also planning to use distribution partnerships and direct-to-customer sales and marketing. We believe the market is unable to supply a product for pent up demand. Moreover, we believe being a solid and scalable part of energy storage production will bring some level of demand on its own. For years, Tesla and other companies with similar products were unable to fill demand. If we are successful with distribution partnerships and direct-to-customer sales and marketing, we believe we will have momentum by tapping into market demand.

Market

Our target markets consist of consumer (residential homes and rentals), commercial (fleet charging, data centers, utility and industrial storage) and government customers (energy infrastructure). To address the market, we plan to start by offering the most in demand part of our final product, establishing our brand for energy storage and allowing us to leverage these relationships to expand into bigger products and other market segments.

According to Precedence Research, the global energy storage system market is projected to reach $535 billion by 2033.

Competition

The Company operates in a very competitive industry. Our competitors include Tesla, Powin, Enphase, Hitachi , Johnson Controls, LG, Samsung, GS Yuasa Corporation, EOS, Durapower, Toshiba Corporation and Samsung SDI.

We intend for many elements of the Next Bolt to be different from our competitors, such as the financing, pricing mechanism for how it works, profile, feature set, installation, and even potentially its safety. Currently, many batteries are currently sold with a large upfront payment. We hope to reach a distribution and financing model allowing customers to pay monthly while using the battery, rather than upfront. This makes it easier for someone to consider acquiring a battery, since they can reap the financial rewards of using energy storage while having that help pay for the technology. We aim to leverage engineering efficiencies, and in the future alternative chemistries, to make our unit more attractive as a purchase as well as, safer and more versatile for use in different settings than current batteries. Achieving better financing and safety are significant achievements that we believe would disrupt the market.

Raw Materials/Suppliers

The Company plans to work with manufacturers in the production of Next Bolt. The company has previously tested but not yet chosen these manufacturers. Factors that the company is considering in its evaluation of potential manufacturers include, but is not limited to, quality, manufacturing capacity, and potential pricing uncertainty of international trade and tariff policies. Currently, Next Thing Technologies does not have any suppliers that will account for more than 5% of our expenses.

The battery industry and its suppliers face high demand from stationary storage, electric vehicles and other industries. This high demand leads to supply chain constraints and shortages of products. Novel battery chemistries and components may exacerbate this issue as the needed supply chains to produce these materials and components are not as developed yet.

Employees

Next Thing currently operates on a capital-efficient, partnership-driven operating model analogous to approaches used in biotechnology and semiconductors, where companies concentrate internal resources while engaging external partners and contractors for a range of operational, technical, and professional functions. This approach is intended to allow the Company to allocate capital toward the highest-leverage areas of the business rather than fixed infrastructure and headcount.

The Company currently has 1 full-time employee and 1 part-time employee. From time to time, and on an as-needed basis, the Company engages third-party contractors, advisers, and service providers to support its business. These engagements may include, without limitation, technical research and development, software and systems development, manufacturing and production support, legal, accounting and audit services, fundraising and investor relations support, and other corporate, administrative, or professional services. The scope, duration, and number of such engagements vary based on the Company's needs and available resources.

Direct hiring remains an option as the Company's resources and operational requirements evolve. An agreement is in place with a research and development partner, a company founded by scientists with relevant technical expertise, providing the Company with intellectual property rights and a framework for co-developing additional intellectual property. The Company's ability to realize, maintain, and expand certain benefits and rights afforded under this arrangement is contingent upon the availability of adequate financing.

Regulation

The Company is not aware of any regulations that it is currently subject to. This may change as the Company's operations evolve, including as the Company expands its research, development, testing, manufacturing, or commercial activities. The Company expects that it may become subject to a range of regulatory requirements over time, which may include, without limitation, regulations applicable to energy storage systems, such as the Residential Energy Storage System Regulations.

Intellectual Property

The Company maintains the confidentiality of its technology primarily through trade secrets and does not currently own any issued patents. The Company has entered into agreements with third parties providing it with rights to certain intellectual property relevant to its business. Subject to the availability of capital, the Company intends to continue funding the development of intellectual property — including intellectual property developed through collaborations with third parties — and may, over time, seek to acquire, license, or otherwise obtain rights to additional intellectual property from third parties or commercialize its intellectual property through licensing or similar arrangements.

The company has applied for the following trademark:

Mark	U.S. Serial Number	Application Filing Date
NEXT BOLT	97396004	May 5, 2022

The Company's trademark application for 'NEXT BOLT' is currently pending before the USPTO. Following a missed filing deadline, the Company filed a Petition to Revive, which is under review.

The company recognizes the importance of expanding its intellectual property protection as it grows. As part of our evolving strategy, we are exploring additional ways to safeguard our innovations, which may include applying for patents, further trademark registrations, and entering into confidentiality agreements with partners and employees. We are also assessing potential jurisdictions where additional protections may be necessary to secure our competitive position globally.

Effective protection of our intellectual property may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Litigation

The company is not currently engaged in any litigation and is not aware of any pending litigation. The Company has received an administrative wage claim filed in California with the Department of Industrial Relations, to which it intends to respond in the ordinary course. The Company believes the claim is without merit and intends to defend the matter accordingly.

The Company’s Property

The company does not currently own any property. We lease a 500 square foot office in Oceanside, California for $550 a month, not including utilities and other addons. Additionally, we also utilize partners for their lab equipment, facilities and staff to help facilitate all needed R&D, prototyping and production. We have planned office and/or lab expansions depending on financing. With significant financing and acquisition of talent we might consider building our own facilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in in the Company’s Offering Circular, as amended, incorporated herein.

Overview

Next Thing Technologies, Inc. was formed on August 26, 2019 under the laws of the state of Delaware, and is headquartered in Oceanside, California. Next Thing is a research and development and technology company creating technology for personal, commercial and government use. Next Thing is developing Next Bolt, which we intend to be an affordable, modular, safe, and easier-to-install battery for individuals and businesses.

Results of Operations for the years ended December 31, 2025 and 2024

Since its founding in 2019, the company has been supported by its founders and its offerings of securities under Regulation Crowdfunding and Regulation A while it has focused on efforts related to the initial development of the company’s core product. The company has not yet begun generating revenues.

Operating Expenses

In 2025, the Company incurred $2,131,722 in operating expenses, as compared to $1,996,599 in operating expenses incurred in 2024, representing a 7% increase.

Operating expenses of the Company were composed of selling, general and administrative expenses and research and development expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses are comprised primarily of legal, payroll, stock option expense and contractor professional services related to establishing the business infrastructure, maintaining compliance, raising capital and technology development. The total expense increased by $622,631 or 52% to $1,810,347 in 2025 compared to $1,187,716 in 2024. This increase is primarily attributed to the increase in capital raising expenses of $876,419, offset by a reduction of payroll costs of $63,621, of contractors of $133,253 and of professional services of $30,753 compared to the prior year. Additionally, stock option expense in 2025 amounted to $7,083 compared to the prior year of $6,197.

Research and development expenses

Research and development expenses are related to research costs incurred for technology development. The research and development expenses are comprised of payroll, third party contractors, depreciation and stock option expense. The total expense decreased by $487,508 or 60% to $321,375 in 2025 compared to $808,883 in 2024. The stock option expense in 2025 amounted to $72,840 compared to the prior year of $54,123.

Other Income

Other income consists of interest and dividend income and decreased by $43,820, or 82%, to $9,498 in 2025 compared to $53,318 in 2024.

Net Loss

Accordingly, the company’s net loss increased $178,943 or 9% to $2,122,224 for 2025 compared to $1,943,281 in 2024.

Liquidity and Capital Resources

As of December 31, 2025, the company had $887,817 in cash and cash equivalents compared to $507,291 of cash and cash equivalents at December 31, 2024. Net cash used in operating activities was $2,102,276 and $1,866,148 for the years ended December 31, 2025 and 2024, respectively.

To date, the company’s operations have been primarily financed by proceeds from loans payable to its founders and sales of shares of stock.

We are reliant on our cash and cash equivalent balances, and planned capital raises in 2026, to meet our liquidity and capital expenditure requirements for the next 12 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations. If the Company is unable to obtain sufficient amounts of additional capital, the Company will be required to modify the near-term scope of its planned development and operations, which would delay implementation of the Company’s business plan and harm its business, financial condition, and operating results. Our ability to continue operations beyond our current cash runway is dependent on our success in completing future capital formation activities, which is not assured.

Equity Issuances

During the year ended December 31, 2025, the Company completed a Regulation A offering of its Class A common stock, of which a portion of this offering included Class B selling shareholders. The company issued 12,247 shares of Class A common stock at a price of $3.00 per share and 374,540 shares of Class A common stock at a price of $6.00 per share, providing gross proceeds of $2,214,185 in the year ended December 31, 2025. In addition, the company is due a subscription in an amount of $14,452 as of December 31, 2025 from a 5% holdback of investor funds for ninety days. The company also received $12,694 in amounts for shares to be issued for which shares had not yet been issued as of December 31, 2025, and therefore recorded such as a current liability pending issuance of such shares. The company incurred $131,499 in offering costs associated with this offering, exclusive of marketing costs. With this offering, the selling Class B shareholders sold 75,242 shares of Class A common stock, which were converted from Class B common stock in association with these sales. The proceeds of $413,169 were received by the Company and payable to the Class B selling shareholders as of December 31, 2025.

During the year ended December 31, 2024, the Company continued the Regulation A offering of its Class A common stock, of which a portion of this offering includes Class B selling shareholders. The Company issued 187,500 shares of Class A common stock at a price of $3.00 per share and effective November 7, 2024 at a price of $6.00 per share (subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $524,105 in the year ending December 31, 2024 including shares issued related to the $83,507 amounts received in the prior year. In addition, a subscription receivable amounted to $2,924 as of December 31, 2024. The Company also received $5,040 in amounts for shares to be issued for which shares had not yet been issued as of December 31, 2023, and therefore recorded such as a current liability pending issuance of such shares. The Company incurred $86,194 in offering costs associated with this offering. With this offering, the selling Class B shareholders sold 10,780 shares of Class A common stock, which were converted from Class B common stock in association with these sales. The proceeds of which of $32,340 were received by the Company and remitted to the selling shareholders.

Plan of Operations

Our primary objective for this year is to secure the necessary capital to execute our strategic vision in what is a capital-intensive and competitive industry. Fundraising is essential to our success and will guide the extent to which we can pursue key initiatives. In parallel with raising capital, we will explore supplementary funding opportunities through grants, government programs, and strategic partnerships.

Contingent upon securing sufficient funding, our focus will shift to several operational priorities, including:

●	Developing documented case studies to facilitate partnership development with additional testing needed for further case studies.

●	Advancing next-generation prototypes through additional testing as part of our ongoing research and development (R&D) efforts.

●	Secure additional funding to enable hiring key personnel to strengthen our technical and operational teams.

●	Expanding intellectual property (IP), particularly in battery performance.

●	Pursuing manufacturing and licensing opportunities in areas less likely to be affected by the ongoing trade and tariff struggle with China.

●	Applying for government incentives, grants, and tax credits, requiring dedicated resources.

●	Building a commercial-level prototype, focusing in the short term on improving the core cell chemistry to make the technology truly disruptive and market-ready, to enable business development, case study partnerships, and future sales.

●	Continuing to expand lab capabilities and exploring collaborations with external research labs.

●	Developing lead channels supporting product distribution and sales, with potential early revenue.

●	Continuing to develop a complementary technology that enhances battery performance and efficiency.

Our plan is flexible and scalable, with exact steps influenced by the level of funds raised. While our primary focus is on battery technologies, we will also explore tangential innovations that improve system efficiency, overall performance and commercial development pathways.

Given the iterative nature of R&D, timelines are subject to change. Currently, we anticipate having a production model within three years, pending successful completion of key milestones and sufficient funding.

We are excited about the potential our technology offers, but much of our ability to achieve these goals depends on securing the necessary funding. Each step will be carefully timed and scaled according to available capital, ensuring adaptability to market conditions while staying focused on long-term success.

We have advanced our research and development efforts, laying important groundwork for future technological improvements. As is common with innovative R&D, the process is iterative, and timelines are subject to various factors, most critically the availability of funding. While we are encouraged by initial signs, significant capital is required to move definitively towards a production-ready model. Our planned capital raising and potential grant income are key to securing these necessary resources.

Pending successful fundraising and R&D outcomes, we currently anticipate this development phase could take approximately 3 years but this is an estimate and depends heavily on capital inflow. We are committed to strategically deploy funds as they become available to maximize progress.

Trend Information

In the views of management, the current global crises have put a focus on national security with relation to energy. In addition, everyone is seeing inflated energy prices down to a consumer level and increasing energy demands with electric vehicles and AI. As a result, interest in energy storage is increasing--if you are worried about rising energy prices, storing your own energy is seen as a potential solution. Further, infrastructure legislation has brought additional federal funding into the battery space, allowing for potential efficiencies when we are ready for production of Next Bolt.

We see a potential drawback with increased competition in this space as more electric storage companies enter the market, which could result in competition for talent making it harder to hire research and development teams. Further, volatility of demand for lithium and other battery materials requires risk planning. This potentially makes it harder for us to enter into test markets. With increased costs and competition for talent, materials and manufacturing capacity, the timeline to launch products into market might be increased, which will affect our ability to spend money on R&D and other initiatives.

Additionally, with this additional competition there might be price pressure for our products. If the company is forced to engage in price wars to gain market share, it might be compelled to lower its expenses in R&D and other parts of its operations.

Relaxed Ongoing Reporting Requirements

 If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Jason Adams	Chief Executive Officer	42	August 26, 2019 - Present	Full-time

Directors:
Jason Adams	Director	42	August 26, 2019 - Present	N/A

Jason Adams, CEO, Director

Jason Adams is an energy investor, dealmaker, leader, and growth expert. He has worked in software, technology, subscriptions, and product fulfilment. Mr. Adams was a growth consultant for High Sierra Media from 2021 to 2022, the Head of Growth for Globein from 2020 to 2021 and oversaw technology and publishing for Got Clicks from 2018 to 2020. During his first year in his most recent role as Head of Growth at fair trade company Globein, the company’s month-over-month revenue more than doubled. His crossover experience in managing technology, software, and subscription make him particularly capable of producing results in consumer facing technology sectors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2025, we compensated our sole executive officer as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Jason Adams	CEO	275,000	-	275,000

For the fiscal year ended December 31, 2025, we did not pay our director for his service as director. There is one director in this group.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of December 31, 2025, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class B Common Stock	First Holding Management LLC (2)	4,600,565	0	38.00%
Class B Common Stock	Jackson Investment Management LLC (3)	7,523,150	0	62.00%
Preferred Stock	Next Thing Technologies I, a series of Wefunder SPV, LLC	2,620,394	0	100.00%
Class B Common Stock	Executive Officers and Directors as a Group	7,523,150	0	62.00%

(1)	The address of each beneficial owner is the company’s principal office.

(2)	First Holding Management LLC is wholly owned by Nick Urbani.

(3)	Jackson Investment Management LLC is wholly owned by Jason Adams, our CEO and sole director.

OTHER INFORMATION

We have no other information to disclose that was required to be in a report on Form 1-U.

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED

DECEMBER 31, 2025 AND 2024

The balance sheets of Next Thing Technologies Inc. as of December 31, 2025 and 2024, and the statements of operations, changes in stockholders’ equity, and cash flows for the years then ended have been included in this Annual Report with the Independent Auditor’s Report of Artesian CPA, LLC, independent certified public accountants.

NEXT THING TECHNOLOGIES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2025 and 2024

To the Board of Directors of

Next Thing Technologies, Inc.

Oceanside, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Next Thing Technologies, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $2,122,224 and $1,943,281 for the years ended December 31, 2025 and 2024, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2025 and 2024. As of December 31, 2025, the Company had an accumulated deficit of $7,322,609. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

April 21, 2026

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

NEXT THING TECHNOLOGIES, INC.

BALANCE SHEETS

	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$887,817	$507,291
Subscription receivable	14,452	2,924
Prepaid expenses	22,815	3,379
Due from related party	1,122	-
Total current assets	926,206	513,594
Property and equipment, net	13,662	18,641
Investment, cost basis	9,178	-
Intangible assets	923	923
Total assets	$949,969	$533,158

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$85,235	$129,632
Shareholder payable	413,169	-
Pending investments	12,694	5,040
Total liabilities	511,098	134,672

Commitments and contingencies

Stockholders’ equity:
Series Seed Preferred stock, $0.00001 par value, 2,620,394 shares authorized, 2,620,394 and 2,620,394 shares issued and outstanding as of December 31, 2025 and 2024, respectively; liquidation preference of $5,083,564 as of both December 31, 2025 and 2024	26	26
Undesignated Preferred stock, $0.00001 par value, 7,379,606 shares authorized as of December 31, 2025 and 2024	-	-
Class A common stock, $0.00001 par value, 32,000,000 shares authorized, 853,659 and 391,630 shares issued and outstanding as of December 31, 2025 and 2024, respectively	9	4
Class B common stock, $0.00001 par value, 18,000,000 shares authorized, 12,123,715 and 12,198,957 shares issued and outstanding as of December 31, 2025 and 2024, respectively	121	122
Additional paid-in capital	7,761,384	5,598,779
Treasury stock, 5,761,523 shares of Class B common stock	(60)	(60)
Accumulated deficit	(7,322,609)	(5,200,385)
Total stockholders’ equity	438,871	398,486
Total liabilities and stockholders’ equity	$949,969	$533,158

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2025	2024

Revenues	$-	$-

Operating expenses:
Selling, general and administrative	1,810,347	1,187,716
Research and development	321,375	808,883
Total operating expenses	2,131,722	1,996,599

Loss from operations	(2,131,722)	(1,996,599)

Other income (expense), net:
Dividend income	9,498	53,318
Total other income (expense), net	9,498	53,318
Net loss	$(2,122,224)	$(1,943,281)

Weighted average common shares outstanding - basic and diluted	12,787,154	15,145,997
Net loss per common share - basic and diluted	$(0.17)	$(0.13)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Series Seed		Common Stock				Additional				Total
	Preferred Stock		Class A		Class B		Paid-in	Accumulated	Treasury Stock		Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Shares	Amount	Equity
Balances at December 31, 2023	2,620,394	$26	204,130	$2	17,971,260	$180	$5,100,492	$(3,257,104)	-	$-	$1,843,596
Issuance of common stock pursuant to Regulation A offering	-	-	176,720	2	-	-	524,103	-	-	-	524,105
Issuance of Class A common stock sold by Class B shareholders	-	-	10,780	-	(10,780)	-	-	-	-	-	-
Repurchase of Class B Common Stock	-	-	-	-	(5,761,523)	(58)	58	-	5,761,523	(60)	(60)
Stock option expense	-	-	-	-	-	-	60,320	-	-	-	60,320
Offering costs	-	-	-	-	-	-	(86,194)	-	-	-	(86,194)
Net loss	-	-	-	-	-	-	-	(1,943,281)	-	-	(1,943,281)
Balances at December 31, 2024	2,620,394	$26	391,630	$4	12,198,957	$122	$5,598,779	$(5,200,385)	5,761,523	$(60)	$398,486
Issuance of common stock pursuant to Regulation A offering	-	-	386,787	4	-	-	2,214,181	-	-	-	2,214,185
Issuance of Class A common stock sold by Class B shareholders	-	-	75,242	1	(75,242)	(1)	-	-	-	-	-
Repurchase of Class B Common Stock	-	-	-	-	-	-	-	-	-	-	-
Stock option expense	-	-	-	-	-	-	79,923	-	-	-	79,923
Offering costs	-	-	-	-	-	-	(131,499)	-	-	-	(131,499)
Net loss	-	-	-	-	-	-	-	(2,122,224)	-	-	(2,122,224)
Balances at December 31, 2025	2,620,394	$26	853,659	$9	12,123,715	$121	$7,761,384	$(7,322,609)	5,761,523	$(60)	$438,871

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

 STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(2,122,224)	$(1,943,281)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,979	4,712
Stock option expense	79,923	60,320
Change in operating assets and liabilities:
Interest receivable	-	4,808
Prepaid expenses	(19,436)	(3,379)
Due from related party	(1,122)	-
Accounts payable and accrued expenses	(44,396)	10,672
Net cash used in operating activities	(2,102,276)	(1,866,148)
Cash flows from investing activities:
Investment	(9,178)	-
Acquisition of property and equipment	-	(6,404)
Net cash used in investing activities	(9,178)	(6,404)
Cash flows from financing activities:
Repurchase of Class B shares	-	(60)
Issuance of common stock pursuant to Regulation A offering	2,623,479	475,054
Passthrough of Regulation A proceeds to selling shareholders	-	(32,340)
Offering costs	(131,499)	(86,194)
Net cash provided by financing activities	2,491,980	356,460
Net change in cash and cash equivalents	380,526	(1,516,092)
Cash and cash equivalents at beginning of year	507,291	2,023,383
Cash and cash equivalents at end of year	$887,817	$507,291

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash financing activities:

Shareholder payable	$413,169	$-
Subscriptions receivable	$14,452	$2,924
Issuance of Class A common stock for pending investments	$-	$83,507

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Next Thing Technologies, Inc. (the “Company”) is a corporation formed on August 26, 2019 under the laws of Delaware. The Company is creating and investing in solutions focused on energy storage and renewable energy technologies. The Company is headquartered in Oceanside, California.

As of December 31, 2025, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, research and development and raising of capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $2,122,224 and $1,943,281 for the years ended December 31, 2025 and 2024, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2025 and 2024. As of December 31, 2025, the Company had an accumulated deficit of $7,322,609. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying financial statements include deferred income tax assets and valuation of stock options.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2025 and 2024, there was $383,511 and $197,093 of cash in excess of federally insured limits or in uninsured money market accounts, respectively. Additionally, $236,894 is invested in a U.S. Treasury money market fund, which are backed by the full faith and credit of the U.S. Government.

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Money market funds are classified as cash equivalents if they are short-term, highly liquid investments readily convertible to known amounts of cash and subject to an insignificant risk of changes in value. As of December 31, 2025 and 2024, the Company held $236,894 and $437,093 in money market funds, respectively, which were classified as cash equivalents. For the years ended December 31, 2025 and 2024, money market funds earned dividend income of $9,498 and $53,318, respectively.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets consist primarily of trademarks purchased in September 2019. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company did not recognize any impairment losses during the years ended December 31, 2025 and 2024.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which are generally five years for equipment. The Company periodically evaluates property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such indicators are present, the Company records an impairment loss equal to the excess of the carrying amount over the asset’s fair value. No impairment losses were recognized during the years ended December 31, 2025 and 2024. Property and equipment are derecognized upon disposal or when no future economic benefits are expected from their use or disposition, and any resulting gain or loss, calculated as the difference between the proceeds received and the carrying amount of the asset, is recognized in the statement of operations.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Subscription Receivable

The Company records stock issuances on the effective date of the subscription agreement. To the extent that consideration has not been received, a subscription receivable is recorded and presented as a current asset, as the amounts are expected to be collected within one year.

Deferred Offering Costs

The Company complies with the requirements of Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Research and Development

The Company’s research and development activities focus on products designed to support technology development, financing, and future revenue growth. Research and development expenses consist primarily of contracted development and testing efforts associated with the development of products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2025 and 2024, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items included stock options outstanding as of December 31, 2025 and 2024, and 2,620,394 shares of preferred stock outstanding as of December 31, 2025 and 2024 (see Note 6).

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. This ASU requires disclosure, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, the ASU requires disclosure of income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU is effective for public business entities for annual periods beginning after December 15, 2024 and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective applications is permitted. The Company expects this ASU to only impact the disclosures on the financial statements with no impacts on the financial condition, results of operations and cash flows.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

4.	PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment at December 31:

	December 31,
	2025	2024
Equipment	$24,894	$24,894

Less: Accumulated depreciation	(11,232)	(6,253)
Property and equipment, net	$13,662	$18,641

Depreciation expense was $4,979 and $4,712 for the years ended December 31, 2025 and 2024, respectively.

5.	INVESTMENT

During the year ended December 31, 2025, the Company invested $9,178 to acquire indirect exposure to equity securities of Crusoe Energy, a privately held company engaged in AI infrastructure and data center operations. The investment was made through the purchase of membership interests in a pooled investment vehicle managed by a third-party fund manager, in a transaction conducted pursuant to Regulation D under the Securities Act of 1933. The securities are not publicly traded and are subject to transfer restrictions. The Company uses the measurement alternative for equity investments with no readily determinable fair value, and the investment is reported at cost, adjusted for impairments or any observable price changes in ordinary transactions with identical or similar investments. No impairment adjustment was deemed necessary as of December 31, 2025.

6.	STOCKHOLDERS’ EQUITY

As of December 31, 2025 and 2024, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue a total of 10,000,000 shares of preferred stock, with 2,620,394 designated as Series Seed Preferred Stock. 32,000,000 shares of Class A common stock and 18,000,000 shares of Class B common stock, all $0.00001 par value.

During the year ended December 31, 2025, the Company continued the Regulation A offering of its Class A common stock, of which a portion of this offering includes Class B selling shareholders. The Company issued 12,247 shares of Class A common stock at a price of $3.00 per share and 374,540 shares of Class A common stock at a price of $6.00 per share providing gross proceeds of $2,214,185 in the year ended December 31, 2025. In addition, the Company is due a subscription in an amount of $14,452 as of December 31, 2025 from a 5% holdback of investor funds for ninety days. The Company also received $12,694 in amounts for shares to be issued for which shares had not yet been issued as of December 31, 2025, and therefore recorded such as a current liability pending issuance of such shares. The Company incurred $131,499 in offering costs associated with this offering, exclusive of marketing costs. With this offering, the selling Class B shareholders sold 75,242 shares of Class A common stock, which were converted from Class B common stock in association with these sales. The proceeds of $413,169 were received by the Company and payable to the Class B selling shareholders as of December 31, 2025.

During the year ended December 31, 2024, the Company continued the Regulation A offering of its Class A common stock, of which a portion of this offering includes Class B selling shareholders. The Company issued 187,500 shares of Class A common stock at a price of $3.00 per share and effective November 7, 2024 at a price of $6.00 per share (subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $524,105 in the year ending December 31, 2024 including shares issued related to the $83,507 amounts received in 2023. In addition, a subscription receivable amounted to $2,924 as of December 31, 2024. The Company also received $5,040 in amounts for shares to be issued for which shares had not yet been issued as of December 31, 2023, and therefore recorded such as a current liability pending issuance of such shares. The Company incurred $86,194 in offering costs associated with this offering. With this offering, the selling Class B shareholders sold 10,780 shares of Class A common stock, which were converted from Class B common stock in association with these sales. The proceeds of which of $32,340 were received by the Company and remitted to the selling shareholders.

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

Each holder of Class A common stock will be entitled to one vote for each share of common stock held. Each holder of Class B common stock will be entitled to ten votes for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. Class B stockholders may convert shares of Class B common stock into shares of Class A common stock at the option of the holder at any time.

Holders of Series Seed Preferred Stock are entitled to various protective provisions, including dilution protected dividend rights ratable with common stockholders and conversion rights into Class A common stock at a dilution protected one-for-one rate at the holder’s option. Series Seed Preferred Stock is subject to mandatory conversion if and upon an initial public offering or upon a vote of the holders. Holders of Series Seed Preferred Stock have voting rights on an as converted basis with Class A common stock. Holders of Series Seed Preferred Stock are entitled to a liquidation preference of $1.94 per share, resulting in a liquidation preference of $5,083,564 as of December 31, 2025 and 2024. Preferred stockholders have one vote per share.

In June 2024, the Company repurchased 5,761,523 shares of Class B Common Stock from Salinity Ventures LLC for $60.

As of December 31, 2025 and 2024, the Company had 853,659 and 391,630 shares of Class A common stock and 12,123,715 and 12,198,957 shares of Class B common stock outstanding, each respectively.

As of both December 31, 2025 and 2024, the Company had 2,620,394 shares of Series Seed Preferred Stock issued and outstanding.

2021 Equity Incentive Plan

On June 11, 2021, the Board approved and adopted the Company’s 2021 Equity Incentive Plan (the “Plan”) and reservation of 2,400,000 shares of Class A common stock for the Plan. There was 2,205,073 and 2,125,073 shares available for issuance under the Plan as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, there were 194,927 and 274,927 options outstanding with a weighted average exercise price of $2.66 and $2.76 per share, respectively. There were 115,207 and 69,772 options exercisable as of December 31, 2025 and 2024, respectively.

In 2024, 218,155 stock options were granted to certain employees and consultants of the Company. The options have an exercise price of $1.94 or $3.00 per share, vesting periods ranging from immediate to over 4 years, a life of 10 years from the grant date and are subject to the terms and conditions of the Plan.

The Company recognizes compensation expense for stock option awards on a straight-line basis over the applicable service period of the award. The service period is generally the vesting period. The following assumptions were used to calculate share-based compensation expense for year ended December 31, 2024:

2024
Weighted average fair value	$1.88
Volatility	65.9%
Risk-free interest rate	3.75-4.40%
Dividend yield	0.0%
Expected term	5.00-6.08 years

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

The following is a summary of option activity pursuant to the Plan during the years ended December 31, 2025 and 2024.

		Weighted
		Average
	Number of	Exercise	Intrinsic
	Options	Price	Value
Outstanding at December 31, 2023	56,772	$1.94	$60,178
Granted	218,155	2.97	—
Exercised	—	—	—
Forfeited	—	—	—
Cancelled	—	—	—
Expired	—	—	—
Outstanding at December 31, 2024	274,927	2.76	890,424
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Cancelled	(80,000)	3.00	—
Expired	—	—	—
Outstanding at December 31, 2025	194,927	$2.66	$650,424
Exercisable at December 31, 2025	115,207	$2.45	$408,912

Stock based compensation of $79,923 and $60,320 has been recorded for the years ended December 31, 2025 and 2024, respectively. Remaining unvested options as of December 31, 2025 vest over a remaining period of 32 months and the unrecognized stock-based compensation is $152,443 as of December 31, 2025. The weighted average remaining contractual terms of the outstanding options is 7.73 years.

7.	RELATED PARTY TRANSACTIONS

As of December 31, 2025, the Company had a receivable of $1,122 reflected as a related party balance. The receivable arose in connection with the investment (see Note 5), which was made through a third-party platform. The offering was oversubscribed, and the excess subscription amount was returned to the originating account, which is held in the Chief Executive Officer's name by design of the platform. The balance is not subject to a formal agreement, is considered payable on demand, and does not bear interest.

As of December 31, 2025, the Company has a payable to two shareholders of $413,169 related to the selling shareholder proceeds discussed in Note 6.

8.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

9.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of December 31, 2025 and 2024, the Company had net deferred tax assets before valuation allowance of $1,999,926 and $1,419,568, respectively, all of which pertaining to the Company’s net operating loss carryforwards.

NEXT THING TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the periods ended December 31, 2025 and 2024, and no history of generating taxable income. Therefore, valuation allowances of $1,999,926 and $1,419,568 were recorded as of December 31, 2025 and 2024, respectively. Valuation allowance increased by $580,358 and $515,459 during the years ended December 31, 2025 and 2024, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 27.98%. The effective rate is reduced to 0% for 2025 and 2024 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2025 and 2024, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $7,152,963 and $5,074,420, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2024 tax years remain open to examination.

10.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 21, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements except disclosed below:

During the period of January 1, 2026, through February 10, 2026, the Company raised approximately $71,000 under the Regulation A offering of its Class A common stock (reflecting subscriptions received prior to the conclusion of the offering but which officially closed in 2026).

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
2.1	Restated Certificate of Incorporation (Filed with the Form 1-A of the company and available here, https://www.sec.gov/Archives/edgar/data/1897152/000121390023042103/ea178996ex2-1_nextthing.htm)
2.2	Certificate of Designation (Filed with the Form 1-A of the company and available here, https://www.sec.gov/Archives/edgar/data/1897152/000121390023042103/ea178996ex2-2_nextthing.htm)
2.3	Bylaws (Filed with the Form 1-A of the company and available here, https://www.sec.gov/Archives/edgar/data/1897152/000121390023042103/ea178996ex2-3_nextthing.htm)
6.1	2021 Equity Incentive Plan (Filed with the Form 1-A of the company and available here, https://www.sec.gov/Archives/edgar/data/1897152/000121390023042103/ea178996ex6-1_nextthing.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXT THING TECHNOLOGIES, INC.

By:	/s/ Jason Adams
Name:	Jason Adams
Title:	CEO

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jason Adams
Jason Adams, Principal executive officer,
Principal financial officer, Principal
accounting officer, and director
Date: April 30, 2026